3-11-02

02007460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 041972

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECEIVED MAR 01 2002

NAME OF BROKER-DEALER:

Chapman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 East First, Suite 400
(No. and Street)

Wichita	Kansas	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Ellingson — (316) 265-3331
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name - *if individual, state last, first, middle name*)

300 N. Main, Suite 1700	Wichita	Kansas	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3-22-02

OATH OR AFFIRMATION

I, Connie Ellingson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapman Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Connie Ellingson
Signature

F.I.N.O.P.
Title

Denise K. Wickham
Notary Public

DENISE K. WICKHAM
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10/24/2002

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Chapman Securities, Inc.

In planning and performing our audit of the financial statements of Chapman Securities, Inc. (Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2002
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2001 AND 2000

WITH

INDEPENDENT AUDITORS' REPORT

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

AGH ALLEN, GIBBS & HOULIK, L.C.
Certified Public Accountants & Consultants
www.aghlc.com

Epic Center • 301 N. Main, Suite 1700
Wichita, Kansas 67202-4868
(316) 267-7231 • FAX (316) 267-0339

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chapman Securities, Inc.

We have audited the statements of financial condition of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapman Securities, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 8, 2002

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 180,371	$ 197,387
Deposit with clearing organization	30,036	30,138
Certificates of deposit	55,648	104,917
Receivables:		
Employees	229,267	189,147
Other	42,610	16,164
Securities owned:		
Marketable, at market value; cost $-0- and $755,208	--	716,019
Not readily marketable, at estimated fair value; cost $64,626 and $18,868	42,389	14,218
Furniture and equipment, net of accumulated depreciation of $172,145 and $195,439	100,795	132,428
	$ 681,116	$ 1,400,418

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Note payable, clearing broker	$ 59,426	$ 704,854
Accounts payable	37,782	11,523
Commissions and salaries payable	45,338	101,016
Deferred income tax payable	5,200	6,600
Other accrued expenses	32,761	51,728
	180,507	875,721
Stockholders' equity:		
Common stock, no par value; authorized 100,000 shares, issued and outstanding 10,000 shares	436,606	315,250
Retained earnings	64,003	209,447
Total stockholders' equity	500,609	524,697
	$ 681,116	$ 1,400,418

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commission income and trading profits	**$ 1,771,979**	$ 2,207,799
Underwriting profits	**187,432**	268,922
Interest income	**81,474**	88,260
Other	**43,858**	68,418
	2,084,743	2,633,399
Expenses:		
Commissions	**996,844**	1,248,258
Employee compensation and benefits	**461,595**	448,909
Communications	**69,540**	58,307
Occupancy and equipment rental	**312,971**	288,943
Clearing	**135,945**	258,423
Interest	**20,492**	16,150
Unrealized loss on investments	**17,587**	43,089
Other operating expense	**216,613**	243,650
	2,231,587	2,605,729
Net (loss) income before taxes	**(146,844)**	27,670
Income tax (expense) benefit:		
Current	**--**	(4,000)
Deferred	**1,400**	800
Net (loss) income	**$ (145,444)**	$ 24,470

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total
Balance, December 31, 1999	10,000	$ 189,950	$ 184,977	$ 374,927
Return of capital to Parent		(74,700)		(74,700)
Contribution of capital by Parent		200,000		200,000
Net income			24,470	24,470
Balance, December 31, 2000	10,000	315,250	209,447	524,697
Return of capital to Parent		(12,500)		(12,500)
Contribution of capital by Parent		133,856		133,856
Net loss			(145,444)	(145,444)
Balance, December 31, 2001	10,000	$ 436,606	$ 64,003	$ 500,609

The accompanying notes are an integral part of these financial statements.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net (loss) income	**$ (145,444)**	$ 24,470
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation and amortization	**42,216**	43,076
Unrealized loss on investments	**17,587**	43,089
Loss on disposal of equipment	**1,290**	--
Deferred income taxes	**(1,400)**	(800)
Changes in operating assets and liabilities:		
Deposit with clearing broker	**102**	(22)
Receivables	**(66,566)**	(125,342)
Securities owned	**670,261**	(744,031)
Prepaid expenses	**--**	320
Accounts payable	**26,259**	7,437
Commissions and salaries payable	**(55,678)**	176
Income taxes receivable, Parent	**--**	13,200
Other accrued expenses	**(18,967)**	(8,170)
Net cash provided by (used in) operating activities	**469,660**	(746,597)
Cash flows from investing activities:		
Net proceeds from certificates of deposit	**49,269**	26,041
Purchase of furniture and equipment	**(11,873)**	(28,420)
Net cash provided by (used in) investing activities	**37,396**	(2,379)
Cash flows from financing activities:		
Net borrowings on note payable, clearing broker	**(645,428)**	674,809
Payments on notes payable, bank	**--**	(4,594)
Contributions of capital from Parent	**133,856**	200,000
Return of capital to Parent	**(12,500)**	(74,700)
Net cash (used in) provided by financing activities	**(524,072)**	795,515
(Decrease) increase in cash and cash equivalents	**(17,016)**	46,539
Cash and cash equivalents at beginning of year	**197,387**	150,848
Cash and cash equivalents at end of year	**$ 180,371**	$ 197,387

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Chapman Securities, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly-owned subsidiary of Chapman Holding, Inc. (Parent). The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned - Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. Amortization expense on assets acquired under capital leases is included with depreciation expense on owned assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company files consolidated income tax returns with the Parent. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns. The result of these allocations is reported on the balance sheets under the caption "Income taxes receivable, Parent."

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of the assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowances when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Reclassifications - Certain items on the 2000 financial statements have been reclassified to be consistent with the 2001 presentation.

3. RECEIVABLES, EMPLOYEES

Receivables from employees consist of advances on employee commissions that the Company estimates to be fully collectible.

(Continued)

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a deposit with its clearing broker equal to the greater of $30,000 or 15% of municipal bonds owned. Maintenance requirements vary for other types of securities owned. Securities owned are pledged to secure amounts payable to the clearing broker, if any. Deposits at December 31, 2001 and 2000 were $30,036 and $30,138, respectively.

5. SECURITIES OWNED

Marketable, at Market Value - Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2001	2000
Municipal bonds	$ --	$ 694,520
Corporate stocks	--	9,018
Options	--	12,481
	$ --	$ 716,019

All the municipal bonds pertain to Kansas issues. At December 31, 2000, the Company held one municipal bond issue that constituted 96% of the municipal bonds in the securities owned, marketable.

Not Readily Marketable, at Estimated Fair Value - Securities not readily marketable include investment securities: (a) for when there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to securities or to the Company.

At December 31, these securities at estimated fair values consist of the following:

	2001	2000
Municipal bonds	$ 37,189	$ 5,685
Equities	5,200	5,200
Options	--	3,333
	$ 42,389	$ 14,218

5. SECURITIES OWNED (CONTINUED)

All the municipal bonds pertain to Kansas issues. At December 31, 2001, the Company held one municipal bond that constituted 100% of the municipal bonds in the securities owned, not readily marketable.

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2001	2000	Useful Lives
Furniture and equipment	$ 272,940	$ 327,867	5 to 10 years
Less accumulated depreciation	172,145	195,439	
	$ 100,795	$ 132,428	

Depreciation and amortization charged to income was $42,216 and $43,076 in 2001 and 2000, respectively.

7. NOTE PAYABLE, CLEARING BROKER

The Company's inventory is financed through Southwest Securities, Inc., the Company's clearing broker. At December 31, 2001, the note was secured by municipal bonds with market values of $37,189. The note is due as the respective secured inventory is sold. Interest expense on inventory items is calculated daily on the inventory settlement date balance at slightly above the broker call money rate (5.4% at December 31, 2001). Interest paid was $20,492 and $16,150 for 2001 and 2000, respectively. There were amounts payable of $59,426 and $704,854 to the clearing broker at December 31, 2001 and 2000, respectively.

8. LEASES

The Company leases offices in Wichita and Kansas City, Kansas, under agreements classified as operating leases. The Wichita office is leased from a party related by common ownership and requires monthly payments of $14,500, expiring in 2003. The Kansas City office lease agreement requires monthly base rent payments of $6,045 plus operating costs and expires in May 2006. The Company also leases certain office equipment under an operating lease.

(Continued)

8. LEASES (CONTINUED)

Future minimum lease payments under the above agreements are due as follows:

2002	$ 248,239
2003	88,377
2004	74,720
2005	75,564
2006	28,763
	$ 515,663

Rental expense for items under lease agreements was $241,060 and $218,658 in 2001 and 2000, respectively.

9. INCOME TAX

Net deferred tax liabilities consist of the following components as of December 31, 2001 and 2000:

	2001	2000
Deferred tax assets:		
Net operating loss and contributions carryforwards	$ 30,400	$ 1,200
Less: Valuation allowance	(30,400)	(1,200)
	--	--
Deferred tax liabilities:		
Depreciation	(5,200)	(6,600)
	$ (5,200)	$ (6,600)

The Company recorded a valuation allowance of $30,400 and $1,200 on the deferred tax assets at December 31, 2001 and 2000, respectively, to reduce the total to an amount management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

(Continued)

9. INCOME TAX (CONTINUED)

Contribution carryforwards for tax purposes as of December 31, 2001 will expire in 2004.

The provision for income taxes charged to income for the years ended December 31, 2001 and 2000 consists of the following:

	2001	2000
Current tax expense	$ --	$ 4,000
Deferred tax benefit	(1,400)	(800)
	$ (1,400)	$ 3,200

The income tax provision differs from the amount of "expected" income tax determined by applying the U.S. federal income tax rate (34%) to pretax income for the years ended December 31, 2001 and 2000 primarily due to the effect of income taxed at lower rates and the change in valuation allowance.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company can contribute a discretionary amount. The Company did not make any contributions in 2001 or 2000.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $141,159 and $100,000. The Company's aggregate indebtedness to net capital ratio was .82 to 1. At December 31, 2000, the Company had net capital and net capital requirements of $139,573 and $100,000. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1.

(Continued)

12. OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

13. CONTINGENCY

In the normal course of business, the Company has been made aware of a claim that has been asserted on behalf of a customer against the Company. In the opinion of management, any settlement would be covered by the Company's fidelity insurance, and any deductible paid would not have a material adverse effect on the Company's financial statements.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Chapman Securities, Inc.

We have audited the accompanying financial statements of Chapman Securities, Inc. (a wholly-owned subsidiary of Chapman Holding, Inc.) as of and for the years ended December 31, 2001 and 2000 and have issued our report thereon dated February 8, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2002
Wichita, Kansas

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

Years Ended December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Accounts payable and other accrued expenses	$ 70,543	$ 63,251
Commissions and salaries payable	45,338	101,016
Total aggregate indebtedness	$ 115,881	$ 164,267
Net capital:		
Credit items:		
Common stock	$ 436,606	$ 315,250
Retained earnings	64,003	209,447
Total credit items	500,609	524,697
Deductions and charges:		
Receivables from employees	229,267	189,147
Other receivables	24,188	5,000
Furniture and equipment, at cost, less accumulated depreciation	100,795	132,428
Haircuts on securities owned	5,200	58,549
Total deductions and charges	359,450	385,124
Net capital	$ 141,159	$ 139,573
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	41,159	39,573
	$ 141,159	$ 139,573
Ratio of aggregate indebtedness to net capital	.82 to 1	1.18 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2001 and 2000.

CHAPMAN SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CHAPMAN HOLDING, INC.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

Years Ended December 31, 2001 and 2000

	2001	2000
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000	$ 112,890	$ 867,417
Adjustments to:		
Note payable clearing broker	--	(703,150)
Accounts payable	2,991	--
Aggregate indebtedness as computed on Schedule 1	$ 115,881	$ 164,267
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000	$ 140,433	$ 138,707
Year-end audit adjustments	726	866
Net capital as computed on Schedule 1	$ 141,159	$ 139,573